Mail Stop 3561

April 13, 2010

Mr. Tong Liu
Chief Executive Officer
SOKO Fitness & Spa Group, Inc.
No. 194, Guogeli Street, Harbin,
Heilongjiang Province, China 150001

> **Re: Soko Fitness & Spa Group, Inc.**
> **Amendment No. 8 to Form S-1**
> **Filed April 5, 2010**
> **File No. 333-151563**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   We reviewed your response to comment three in our letter dated March 29, 2010 and your revisions throughout the registration statement, including changing the number of shares offered by the registration statement to 4,062,633. In the table under the heading "Selling Stockholders" on page 67, the table indicates that a total of 4,062,633 shares of common stock are included in the prospectus; however, it appears that the numbers in the column titled "Shares of Common Stock Included in Prospectus" instead total 4,062,133 shares of common stock. Please revise or advise.

2.   We reviewed your response to the fourth bullet in comment four in our letter dated March 29, 2010 regarding the strategic options you are considering with respect to the beauty salon and spa in Daqing. Please revise your registration statement to include the disclosure in your response letter or tell us why it is not appropriate to do so.

Management's Discussion and Analysis of Financial Condition and Results …, page 28

Our Business, page 28

3.   We reviewed your response to the seventh bullet in comment four in our letter
      dated March 29, 2010 and reissue this comment. In the third paragraph on page
      29 that begins "The growth potential in our key markets in Harbin and Shenyang
      is substantial," you discuss your Harbin and Shenyang markets. Under this
      heading or in another appropriate place in your prospectus, please provide similar
      disclosure regarding your key market in Beijing or tell us why it is not appropriate
      to do so.

                                    * * * * *

      As appropriate, please amend your filing in response to these comments. You
may wish to provide us with a marked copy of your filing to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments
and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
filing and responses to our comments.

      You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or William
Thompson, Branch Chief, at (202) 551-3344 if you have questions regarding comments
on the financial statements and related matters. Please contact Catherine Brown, Staff
Attorney, at (202) 551-3513, Mara Ransom, Branch Chief, at (202) 551-3264 or me at
(202) 551-3725 with any other questions you may have.

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director

cc: Lawrence A. Rosenbloom, Esq.
       Ellenoff Grossman & Schole LLP
       Via facsimile